[Letterhead of Colonial Financial Services, Inc.]

December 19, 2012

Via Edgar and Email

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn:  Sharon Blume, Assistant Chief Accountant

Re:	Colonial Financial Services, Inc.
Form 10-K for the period ended December 31, 2011
Filed March 29, 2012
Form 10-Q for the period ended June 30, 2012
Filed August 13, 2012
File No. 001-34817

Dear Ms. Blume:

Please see the following additional information and proposed revisions to the disclosure of Colonial Financial Services, Inc. based on our discussions regarding the above-referenced filings.

1.           The following is our proposed disclosure to be included in future filings with respect to determining the fair value of impaired collateral dependent loans:

“The fair value of impaired collateral dependent loans is estimated using an appraisal of the collateral less estimated liquidation expenses or discounted cash flows for non-collateral dependent loans.  Those impaired loans not requiring a write-down represent loans for which the fair value of the collateral or expected repayments exceeds the recorded investment in such loans.  Impaired loans are charged-off to the estimated fair value.”

2.           The following is our proposed additional disclosure to be included in future filings with respect to charge-offs on commercial real estate loans and determining the allowance for loan losses:

 “The charge-offs on commercial real estate loans were due to reduced valuations upon re-appraisals of the underlying collateral for such loans.  Six out of seven loans in one particular sector of the commercial real estate portfolio were identified as impaired and written down in the second quarter of 2012 to estimated fair value based on appraisals.  The bank feels this industry sector in not representative of the remaining commercial real estate portfolio and has therefore reduced the risk-weighted historical loss factor for the second quarter of 2012 in the calculation for the general loan loss allowance.  The Bank has not seen similar decreases in collateral valuations in other commercial real estate industry sectors since the collateral in other sectors is different in type and nature.  The charge-offs during the quarter are included in our risk-weighted historical loss rates based on the nature, type and industry sector of the loan.  The historical loan loss rates are segmented by eight quarters and incorporated in calculating the general component of our allowance for loan loss by loan category. The calculation of the allowance for loan losses on our loan portfolio consists of the historical loan loss rate and a qualitative adjustment.  Charge-offs during the quarterly and year to date periods are included in our historical loan loss rate.  While qualitative risk factors in the general allowance calculation were increased in response to the increase collateral valuation risk noted in previously mentioned sector, positive trends in the volume and severity of past due loans in the rest of the commercial real estate portfolio resulted in lower qualitative risk factors and an overall lower general reserve for the commercial real estate portfolio.  We will continue to monitor this situation on a quarterly basis.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing.  The Company also acknowledges that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  The Company also represents that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact the undersigned at (856) 205-0058 ext 5007.

Very truly yours,

/s/ L. Joseph Stella, III
L. Joseph Stella, III
Executive Vice President and Chief Financial Officer